Guggenheim Transaction
On September 20, 2011, Guggenheim Capital, LLC agreed to purchase the indirect holding company of Security Investors, LLC, the Funds investment manager
(the Investment Manager) (the Transaction). Guggenheim Capital, LLCs subsidiary, Guggenheim Partners, LLC (Guggenheim), is a global, independent, privately-held, diversified financial services firm with more than 1,500 dedicated professionals.

The Transaction should not result in material changes to the day-to-day management and operation of the Funds or any increase in fees. The parties expect the Transaction to be completed in early 2012. However, it is subject to various conditions, and could be delayed or even terminated due to unforeseen circumstances.

In anticipation of the Transaction, the Board of Trustees of the Funds
(the Board) called a special meeting of shareholders (the Meeting), at which shareholders of the Funds of record as of October 3, 2011 were asked to consider the approval of a new investment management agreement between the Funds and the Investment Manager (the New Agreement). This approval was necessary because, under the Investment Company Act of 1940 (the 1940 Act), the Transaction could result in the termination of the Funds current investment management agreement with the Investment Manager (the Current Agreement). The Funds shareholders approved the New Agreement, the terms of which are substantially identical to the corresponding Current Agreement, except with respect to the date of execution, and the New Agreement will take effect if the Transaction is completed.